CE SOFTWARE HOLDINGS, INC.

                              1997 ANNUAL REPORT

ANNUAL REPORT CONTENTS

FINANCIAL OVERVIEW.................................  1

LETTER TO STOCKHOLDERS.............................  2

PRODUCT OVERVIEW...................................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...  6


INDEPENDENT AUDITORS' REPORT.......................  9


CONSOLIDATED BALANCE SHEETS........................ 10


CONSOLIDATED STATEMENTS OF OPERATIONS.............. 12


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.... 13


CONSOLIDATED STATEMENTS OF CASH FLOWS.............. 14


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........16


MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS.................... 23

OFFICERS AND DIRECTORS............................. 24

STOCKHOLDER INFORMATION............................ 25

FINANCIAL OVERVIEW


                                                       Year ended September 30, 1997
Statements of Operations - Quarterly Results      1st Qtr    2nd Qtr    3rd Qtr    4th Qtr
(Amounts in thousands, except per share data)
Net revenues                                     $2,006     1,668      1,655      1,727
Operating expenses                                2,069     1,966      1,624      1,539
Net loss                                           (368)     (562)      (243)      (137)
Loss per share                                     (.33)     (.50)      (.23)      (.13)


                                                           Years ended September 30,
Statements of Operations Data                       1997             1996             1995
(Amounts in thousands, except per share data)
Net revenues                                       $7,056           10,438           12,919
Loss before income taxes                           (1,310)          (1,409)            (682)
Net loss                                           (1,310)          (1,399)            (443)
Loss per share                                     $(1.19)           (1.22)            (.39)
Shares used to compute primary
    per share data                                  1,105            1,149            1,149


                                                              As of September 30,
Balance Sheet Data                                  1997             1996             1995
(Amounts in thousands)
Cash, cash equivalents, and investments            1,945            1,863            1,335
Current assets                                     4,104            5,381            5,296
Total assets                                       6,773            8,970           11,015
Long-term debt                                       878              919              951
Stockholders' equity                               4,994            6,451            7,845


                                                              As of September 30,
Company Data                                       1997             1996             1995
Total employees                                     68               94               120
Total full-time equivalent employees                65               92               117


LETTER TO STOCKHOLDERS


For the third year running, CE Software has been participating in a revolution in the way the whole world communicates. Not only has this revolution had far-reaching changes for our company, but for the entire computer software industry and for business and society as a whole. The revolution is the wiring of our planet and the delivery of the worldwide data network--the Internet--to virtually every country and city in the world.

While this revolution is often laced with over-hyped techno-optimism, more prosaic is the fact that today more people than ever before are communicating with electronic mail (E-mail). E-mail is, and probably will remain so for some time, the number one use of the Internet.

What enables this communication revolution is first the network infrastructure--the Internet itself--and second, the emergence of messaging standards. Such standards ensure that every E-mail product, no matter who develops and sells it, speaks the same language. That means the college student using America Online can easily communicate with her father who uses QuickMail at his office. Multiply that simplicity and effectiveness tens of millions of times over and what this revolution really means becomes apparent. It's the chance for universal, written electronic communication based upon standards to reach as far as the Internet itself.

Another aspect of this revolution--no less important, but often overlooked-is the impact that Internet-derived technologies are having in offices, schools, and homes. Standards drive the Internet and E-mail communications. It's no surprise that these same standards are being used even where there may be no Internet connection, like the small office or school. Simply put, products built for Internet communication are also at work today in businesses that do not use the Internet. This dual use of technology benefits the customer and vendor alike. A single product can be used in a variety of settings with little or no modification.

Standards-based E-mail has several advantages over traditional messaging systems. Customers can typically enjoy easy communication inside their organizations as well as outside, reaching customers and partners as if they were part of the company. Because E-mail systems can now talk to one another, troublesome linking systems are no longer needed, reducing costs and administrative maintenance. Perhaps most importantly, E-mail systems are becoming simpler to install and use, placing the power of E-mail communication in the hands of people who do not have dedicated technology staff.

So where is CE in the midst of this revolution? Participant or spectator? We think of ourselves as a very active participant. During the past year, CE has focused nearly all of its resources, not the least of which are the talents of its employees, on enhancing our flagship E-mail product, QuickMail, to be a complete and capable player in the worldwide communications revolution.

Detailed descriptions of our products and milestones for the past year follow this letter. The capabilities of QuickMail, which will celebrate a decade of messaging excellence in 1998, have been expanded to add full support for the Internet's messaging standards. We call this newest addition to the product family QuickMail Office.

QuickMail Office builds upon the reputation CE earned with QuickMail: solving real-world communications problems in an elegant, simple, straightforward and often award-winning manner. These talents and this history serve us well today as we take an active role in outfitting businesses for the global communications revolution. With QuickMail Office, CE now offers a rich and complete set of messaging solutions for the Microsoft Windows environment.
This represents just one way in which CE has reformulated its products and focus to meet the needs and realities of today's messaging marketplace.

The revolution also has meant some difficult and challenging times for CE. The E-mail market has changed quite dramatically in the past 18 months, and we have adapted to meet new market realities. The software industry is subject to near constant change, and CE responded to meet the challenges presented. Delivery of our new E-mail products and judicious cost-cutting allowed CE to stabilize as a somewhat leaner but viable company. The choices we faced were hard, but we made our way with characteristic speed and intensity. Through it all, though, we remain a stable and healthy company poised to grow and to resume the leadership role that we held for so long with QuickMail.

During the past year, CE's course of action was influenced, at least in part, by numerous changes at Apple Computer. Any vendor that has ever provided software to the Apple market came under scrutiny as the press and analysts alternately predicted Apple's doom and then resurrection at the hands of its founder, Steve Jobs. During this turbulent time for the industry, CE remained focused and listened carefully to its Macintosh customers. CE has offered Windows E-mail solutions since 1993, and now offers customers a full range of both Macintosh and Windows products, as well as tools for an easy transition from the Apple platform to that of Microsoft. This pragmatic approach reflects the cross-platform nature of our customers, who generally are more interested in running their businesses than in debating the merits of one operating system over another.

In July, after nearly 7 years of service, I was promoted to president and CEO of the operating company, CE Software, Inc. Richard Skeie, who had temporarily lead CE Software, returned his leadership focus to CE Software Holdings. This transition permits us to continue our focus on updating our E-mail product line while examining new business opportunities.

Also this year, CE settled the lawsuit we brought against Powercore, Inc., relating to our 1994 acquisition of Network Scheduler, a group calendar product. The settlement brought closure to this chapter in our company's history and allows us to sharpen our focus on our core strengths in messaging.

Despite all the changes this past year, CE Software's finances remain solid. We have taken steps to reduce our operating expenses by streamlining our operations. By year-end, we had reduced expenses by $500,000 per quarter when compared to the previous year. Our staff was reduced from 92 to 65, a number more in keeping with our goals and capabilities. These actions helped conserve our cash. Including investments, we now have more than $1.9 million in the bank, slightly better than the $1.8 million 12 months earlier. This, coupled with low debt, provides a stable foundation for future operations.

CE made positive progress during the second half of this year to stabilize sales, control costs, and chart a course to the future. We continue to focus on the fundamentals of the software market. While we are pleased that we have remained a viable competitor during these tumultuous times, our work is not and cannot be complete until we return this company to profitability and restore shareholder value.

To help us reach this goal, we will continue to focus on our messaging expertise, our existing customer base of more than 2.6 million people worldwide and our network of 13 international distributors. We must ensure that our programs are executed with determination and speed. In addition, we will look for new applications of our messaging technology and expertise, both on our own and in conjunction with partners. Finally, we will seek to expand our product offerings into new areas.

None of these goals will be easy, and none are likely to lead to overnight success. We will continue to strive to improve our products, our customer service, and our financial performance, all the while keeping abreast of new developments in the communications revolution. Perhaps our greatest asset is our dedicated team of professionals who have demonstrated that they are willing and able to continue our work into the years beyond. Our potential for improved performance remains very strong. I personally want to thank you for your support and patience over the past years. I can assure you that everyone at CE Software is working hard to reward your forbearance in the years to come.


|-------------|                Cordially,
|             |
|   PHOTO OF  |
|             |
|  CHRISTIAN  |                 /s/  Christian F. Gurney
|             |
|   GURNEY    |                 Christian F. Gurney
|             |                 President
|             |                 CE Software, Inc.
|-------------|

PRODUCT OVERVIEW


QUICKMAIL OFFICE
There's no question that E-mail is a key business communication tool. These days, more and more companies are turning to Internet standards-based E-mail products--like QuickMail Office--to take better advantage of the power and flexibility this worldwide network has to offer businesses.

QuickMail Office is an Internet and interoffice E-mail solution for small to mid-sized businesses that run Microsoft Windows and Apple's Mac OS. It includes easy-to-use QuickMail Pro client software plus a powerful but low-maintenance E-mail server. QuickMail Office is everything a business needs to set up and run its own E-mail system, all in one box.

Better yet, QuickMail Office puts advanced communication tools--like mailing lists and an E-mail-on-demand service--to work for small businesses. With these tools, companies can stay in touch with hundreds of customers, partners, and employees--quickly, easily, and inexpensively.


TRADE PRESS COMMENTS:                        |-------------|
"This E-mail is for the                      |             |
real world."                                 |   PRODUCT   |
                                             |             |
LAN Times                                    |    BOX      |
September 29, 1997                           |             |
                                             |   PHOTO     |
"... a very reliable                         |             |
Internet-based system                        |             |
at a low cost."                              |-------------|

InfoWorld                        TARGET MARKETS:
September 22, 1997               . Small to mid-sized
                                   businesses
                                 . Corporate workgroups
                                 . Creative agencies
                                 . Educational institutions

QUICKMAIL PRO
Because many of the same people who count on an easy-to-use E-mail system at work also need access to Internet E-mail outside of the office, QuickMail Pro is available as a stand-alone product too. QuickMail Pro, the client portion of QuickMail Office, is an ideal E-mail solution for telecommuters, traveling employees, and people who use Internet E-mail at home for business and fun. Available for both Microsoft Windows and Apple's Mac OS, QuickMail Pro is specially designed to work efficiently with the dial-up connections through which most home users access the Internet.

Since its debut in November 1996, QuickMail Pro has received positive feedback from the computer trade press, including a four-star rating from PC/Computing. In the spirit of continuously improving our products, in June we shipped QuickMail Pro 1.5, an update that improved performance and added several new convenience features. Plans are already in the works for the next versions of QuickMail Pro, which will continue our focus on making Internet E-mail a powerful and easy-to-use communications tool, even for beginners.


TRADE PRESS COMMENTS:                        |-------------|
"...strikes the best                         |             |
balance between powerful                     |   PRODUCT   |
features and ease-of-use                     |             |
                                             |    BOX      |
Computer Currents                            |             |
July 22, 1997                                |   PHOTO     |
                                             |             |
"For quick-and easy                          |             |
Internet E-mail,                             |-------------|
QuickMail Pro does
the job"                         TARGET MARKETS:
                                 . Home offices
PC/Computing                     . Small offices
July 1997                        . Home computer users
                                 . Educational institutions


CE SOFTWARE PRODUCT HIGHLIGHTS

OCTOBER 1996    NOVEMBER 1996    DECEMBER 1996    JANUARY 1997     FEBRUARY 1997    MARCH 1997       APRIL 1997
                QuickMail Pro                     MailTicker,      QuickMail Pro    QuicKeys 3.5.2   QuickMail Pro
                1.0 ships                         directory        1.0.1 for        (Power PC-       Server for
                                                  services         Macintosh ships  native version)  Windows NT,95
                                                  plug-ins and                      ships            ships
                                                  QuickMail Pro    QuickMail Pro
                                                  Client           1.0.1r1 for      QuickMail Pro    QuickMail Pro
                                                  Converter        Macintosh ships  1.0.1 Macintosh  1.0 for Windows
                                                  are available                     earns three      earns four
                                                                                    "diamonds" in    "stars" in
                                                                                    MacWEEK          PC/Computing

                                                                                    QuickMail Pro
                                                                                    1.0.1 for
                                                                                    Macintosh earns
                                                                                    three "stars"
                                                                                    in Macworld

QUICKEYS
Long a favorite application among creative professionals, QuicKeys was updated twice this year to keep pace with the latest Macintosh technology. In March, we shipped a version of QuicKeys accelerated for better performance in the Power Macintosh environment. And in November, we made available a free update that ensured QuicKeys' compatibility with Apple's newest Macintosh operating system, Mac OS 8.

QuicKeys extends the functionality of any application by automating repetitive, multi-step actions performed on a Macintosh. Outfitted with configurable toolbars and a batch processor, QuicKeys helps creative content developers of all types--print, multimedia, Internet--meet deadlines.

QuicKeys continues to lead the industry in Macintosh productivity tools. This year alone, QuicKeys won Macworld magazine's World Class Award, received a Home Choice Award from the editors of MacHome Journal, and was nominated for an Editors' Choice Award from MacUser magazine.


TRADE PRESS COMMENTS:                        |-------------|
"...the hands-down winner                    |             |
if you're looking for an easy                |   PRODUCT   |
way to automate repetitive                   |             |
tasks... "                                   |    BOX      |
                                             |             |
Macworld                                     |   PHOTO     |
June 1996                                    |             |
                                             |             |
"If you want to work more                    |-------------|
quickly and easily and just
make your Mac behave the         TARGET MARKETS:
way you want it to, you're       . Graphic designers
talking QuicKeys."               . Advertising agencies
                                 . Publishing houses
MacHome Journal                  . New media content
September 1997                     creators


QUICKMAIL LAN
For nearly a decade, QuickMail LAN has been the leading interoffice E-mail system for Macintosh-centric networks. Though the proliferation of Internet standards has caused CE Software to expand its product offering with QuickMail Office this year, we continue to sell and support QuickMail LAN. In fact, today more than 2.6 million people still count on QuickMail LAN to help them communicate across the hall and around the world.

In January, we made available a beta version of a free update that improved the speed of the QuickMail LAN client. And in November, we shipped an upgrade to the QuickMail Internet Gateway (QMIG), software that allows QuickMail LAN users to exchange E-mail with the Internet via a full-time Internet connection. The new version improves the overall speed and performance of the gateway, making Internet E-mail faster and easier than ever before.



TRADE PRESS COMMENTS:                        |-------------|
"QuickMail remains a                         |             |
solid choice for Mac-based                   |   PRODUCT   |
E-mail systems and is the                    |             |
best choice for Mac-centric                  |    BOX      |
LANs ..."                                    |             |
                                             |   PHOTO     |
MacWEEK                                      |             |
November 13, 1995                            |             |
                                             |-------------|

                                TARGET MARKETS:
                                 . Small to mid-sized
                                   businesses
                                 . Corporate workgroups
                                 . Creative agencies
                                 . Educational institutions


MAY 1997        JUNE 1997        JULY 1997        AUGUST 1997      SEPTEMBER 1997   OCTOBER 1997     NOVEMBER 1997
QuickMail Pro   QuickMail Pro    QuickMail Pro    QuickMail Pro    QuickMail        QuickMail Pro    QuicKeys 3.5.2
for Macintosh   1.5 ships        1.0.1 for        Server 1.0 for   Office 1.0 for   1.0 for Windows  (Mac OS 8
ships in Japan                   Macintosh earns  Macintosh ships  Macintosh ships  ships in Japan   upgrade) ships
                QuickMail        three "apples"
                Office 1.0 for   in MacHome       QuickMail Pro    QuickMail        QuickMail
                Windows ships    Journal          1.0.1 for        Office 1.0       Office 1.0
                                                  Macintosh earns  ships in         for Macintosh
                                                  three "mice" in  Germany,         earns four-and-
                                                  MacUser          France, and      a-half "diamonds"
                                                                   Sweden           in MacWEEK

                                                                   QuickMail Office
                                                                   1.0 for Windows
                                                                   earns "Excellent"
                                                                   rating in LAN
                                                                   Times

                                                                   QuickMail Office
                                                                   1.0 for Windows
                                                                   reviewed in
                                                                   InfoWorld

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of the operating results for any future period. Within this discussion and analysis all dollar amounts (except for per share amounts) have been rounded to the nearest thousand.

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the three-year period ended September 30, 1997.

                                                  Years ended September 30,
                                             1997           1996           1995
Percentage of net revenues:
    Net revenues                              100%           100            100
    Cost of revenues                           17             17             16
    Gross profit                               83             83             84
    Sales and marketing                        49             39             39
    General and administrative                 33             36             29
    Research and development                   20             19             19
    Intangible assets write-off and
        restructuring expenses                  -              8              -
    Total operating expenses                  102            102             87
    Operating loss                            (19)           (19)            (3)
    Other income (expense), net                 1              6             (2)
    Loss before income taxes                  (18)           (13)            (5)
    Income tax benefit                          -              -             (2)
    Net loss                                  (18)%          (13)            (3)


NET REVENUES
Sales to domestic and international distributors represent approximately 48% of the Company's fiscal 1997 revenues, with one domestic distributor accounting for 14% of total revenues and four international distributors accounting for 19% of total revenues. Net revenues for fiscal 1997 decreased by 32% from the prior year, and net revenues for fiscal 1996 decreased by 19% from the prior year.

The decrease in fiscal 1997 is due to a $2,426,000 decrease in revenues from the Company's Messaging products, a $725,000 decrease in revenues from the Company's Personal Application products, and a $231,000 decrease in revenues from the Company's Calendaring and Scheduling products.

Revenues from the Company's Messaging products fell 30%, but still accounted for approximately 79% of total net revenues. Historically these revenues were primarily derived from QuickMail LAN, the Company's Macintosh server based, E-mail solution. In management's opinion, these revenues have been negatively impacted by a continued weak Macintosh market. The Company has recently developed and begun marketing QuickMail Pro and QuickMail Office. These cross-platform, open standards, Messaging products are not tied to the success of the Macintosh market. To date, revenues from these products have totaled approximately $1.8 million and as of the fourth quarter of fiscal 1997 these revenues exceeded those generated by QuickMail LAN.

The decrease in revenues in Personal Applications was due primarily to reduced sales of WebArranger. Sales of QuicKeys were also down somewhat when compared to the prior year. This decrease was due primarily to increased sales during the fourth quarter of the prior year following the long-awaited QuicKeys product upgrade. Revenues from Calendaring and Scheduling products decreased 75% as marketing efforts were discontinued. In management's opinion the potential return on this product group does not warrant further marketing efforts.

Approximate net revenues by product group for the three years ended September 30, 1997, 1996, and 1995, are as follows:

                                               Years ended September 30,
                                        1997             1996             1995
Messaging                           $5,553,000        7,979,000        8,882,000
Personal applications                1,428,000        2,153,000        3,003,000
Calendaring and scheduling              75,000          306,000        1,034,000
Total net revenues                  $7,056,000       10,438,000       12,919,000

Net revenues from international channels were $2,095,000, $2,606,000, and $3,146,000 in fiscal 1997, 1996, and 1995, respectively. These revenues represented approximately 30%, 25%, and 24% of total net revenues for each of the three years, respectively.


COST OF REVENUES
The Company's cost of revenues is composed primarily of: 1) the costs of product materials such as manuals, diskettes, and packaging; 2) amortization of capitalized purchased software; 3) royalties paid to outside developers for the use of certain software included with some of the Company's products; 4) capitalized manufacturing expenses; and 5) amortization of capitalized translation costs. Amortization of capitalized purchased software includes both purchased product rights and technology rights.

Gross profit as a percentage of net revenues was 83% in fiscal 1997 and 1996, and was 84% in fiscal 1995. Although the overall percentage remained unchanged in fiscal 1997 when compared to the prior year, the Company did record somewhat lower amortization expense associated with capitalized purchased software. This decreased expense was offset primarily by an increase in amortization of capitalized translation costs associated with international versions of the products. The slight decrease in the gross profit percentage in fiscal 1996 compared to fiscal 1995 was due primarily to somewhat higher royalty payments made to outside developers. This increase was partially offset by decreased packaging costs.


SALES AND MARKETING
Sales and marketing expenses decreased by $648,000 or 16% during fiscal 1997 compared to fiscal 1996. The decrease is primarily in salaries and benefits, $325,000, and marketing/advertising expenses, $307,000. The decrease in salaries and benefits is due to both lower sales commissions and workforce reductions. The decrease in marketing/advertising expense is due primarily to fewer direct mail campaigns and less advertising. These marketing expenses have decreased as the Company has focused its marketing on a fewer number of products. The decrease of $914,000 during fiscal 1996 compared to fiscal 1995 was primarily in marketing/advertising expenses, $570,000; salaries and benefits, $200,000; facility overhead expenses, $80,000; and travel and entertainment, $40,000. The decrease in marketing/advertising expense was due to significantly less advertising in industry publications that was partially offset by more direct mail campaigns. The decrease in salaries and benefits was due to both lower sales commissions and some workforce reductions. The decrease in facility overhead expenses and travel and entertainment expenses was due to workforce reductions.


GENERAL AND ADMINISTRATIVE
General and administrative expenses are composed principally of salaries of administrative and technical support personnel, fees for professional services, amortization of other intangible assets, and facilities expenses. These expenses decreased 39% or $1,478,000 during fiscal 1997 compared to fiscal 1996 as virtually all expense categories were reduced. The largest of these reductions were in salaries and benefits, $741,000; contract labor and other outside services, $252,000; facility overhead expenses, $86,000; rent, $80,000; amortization expense, $65,000; shipping, $60,000; travel and entertainment, $51,000; legal and accounting, $39,000; and office supplies, $36,000. These decreases are due primarily to workforce reductions, fewer consulting engagements, and fewer executive salaries. In fiscal 1996 compared to fiscal 1995, these expenses increased by less than 1% or $27,000. The increase was due primarily to increased use of contract labor.


RESEARCH AND DEVELOPMENT
Research and development expenses were $1,429,000, $2,000,000, and $2,498,000 in fiscal 1997, 1996, and 1995, respectively. These expenses were 20%, 19%, and 19% of net revenues in the three years, respectively. The primary areas that decreased in fiscal 1997 were salaries and benefits, $446,000; contract labor, $49,000; travel and entertainment, $25,000; and office supplies, $16,000. These decreases were predominantly associated with some workforce reductions. Staff reductions were the result of a more focused development effort and the departure of two engineers, who left the Company to be part of a new joint venture.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                                            (continued)


The primary areas that decreased in fiscal 1996 compared to fiscal
1995 were salaries and benefits, $253,000; employee relocation expenses, $109,000; facility overhead expenses, $70,000; travel and entertainment, $30,000; and contract fees paid to external product developers, $28,000. These decreases were predominantly associated with a department realignment based on development teams and fewer management staff.


WRITE-OFF OF INTANGIBLE ASSETS AND RESTRUCTURING EXPENSES
In fiscal 1996 the Company reported a one-time charge of $801,000. Of this charge, $510,000 was related to the write-off of intangible assets. These intangible assets were acquired in fiscal 1994 from Powercore, Inc., and were determined to be impaired due to poor revenue performance and an assessment of their recoverability through an analysis of undiscounted estimated future cash flows. An additional expense of $184,000 was recorded, related to the write-off of prepaid developer royalties that were expensed due to current and estimated future decreasing revenues associated with the products. The remaining charge of $107,000 was related to restructuring expenses associated with workforce reductions and the consolidation of offices.


GAIN ON SALE OF JOINT VENTURE
In fiscal 1996 the Company sold its ownership interest in a joint venture, 4-Sight, L.C., and recorded a gain on the sale of $505,000.


INCOME TAX EXPENSE
The Company's effective rate of income tax benefit for fiscal 1997, 1996, and 1995 was 0%, 1%, and 35%, respectively. These benefits result from tax operating loss carrybacks against earnings in fiscal 1993, 1992, and 1991. As of the end of fiscal 1996, all operating loss carrybacks available to the Company have been utilized. The Company has recorded a valuation allowance for its operating loss carryforwards.


LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents decreased to $1,454,000 at the end of fiscal 1997, from $1,863,000 at the end of fiscal 1996. Virtually all of this balance is invested in one of two types of cash equivalents. A total of $761,000 is invested in a money market fund, and $693,000 is invested through a repurchase agreement arrangement which offers overnight liquidity and competitive returns.

The primary source of cash was $934,000 provided from the repayment of a note receivable from 4-Sight, L.C. Of the available cash, $482,000 was placed in short-term investments. These investments consist of a U.S. Treasury bill and a federal agency guaranteed mortgage-backed security. Both of these investments mature in fiscal 1998 and the Company intends to hold them to maturity. The net loss for the year and the decrease in deferred revenues were the primary reasons for the $741,000 of cash being used in operating activities.

Cash and cash equivalents increased to $1,863,000 at the end of fiscal 1996, from $1,335,000 at the end of fiscal 1995. Cash provided from operating activities was $616,000. Two primary sources of cash from operating activities were non-cash expenses of depreciation and amortization (including write-offs) of $1,559,000, and reductions in the level of recoverable income taxes and trade accounts receivable of $1,258,000. Cash of $250,000 also was provided from the sale of a joint venture, 4-Sight, L.C., and $467,000 was provided from the repayment of a note receivable from 4-Sight, L.C. Of the available cash, $467,000 was invested in the purchase of property, fixtures, and equipment, and $400,000 was paid to Common Knowledge, Inc., for the purchase of software technology.

The Company believes it will be able to fund its working capital needs from operations, available cash, available investments, and from its $2,000,000 line of credit facility, against which the Company has no borrowings as of September 30, 1997.


RISK AND UNCERTAINTY
The preceding statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could render them materially different, including, but not limited to, the risk that new products and product upgrades may not be effected on a timely basis, the risk that such products and upgrades may not achieve market acceptance, the risk that competitors will develop similar products and reach the market first, and the risk that the Company would not be able to fund its working capital needs from cash flow, or be able to borrow under its line of credit.

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS
CE SOFTWARE HOLDINGS, INC.:

We have audited the accompanying consolidated balance sheets of CE Software Holdings, Inc., and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CE Software Holdings, Inc., and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.


                                             KPMG Peat Marwick LLP

Des Moines, Iowa
November 6, 1997

CONSOLIDATED BALANCE SHEETS


CE Software Holdings, Inc., and Subsidiaries
September 30, 1997 and 1996


Assets (note 2)                                                      1997              1996
Current assets:
    Cash and cash equivalents                                     $1,454,434         1,862,703
    Short-term investments                                           490,957                 -
    Trade accounts receivable, less allowance for doubtful
        accounts of $56,000 in 1997 and $47,000 in 1996 (note 6)   1,108,062         1,454,887
    Recoverable income taxes                                          24,153           208,185
    Note receivable (note 1)                                               -           942,444
    Inventories                                                      743,111           471,597
    Deferred income taxes (note 4)                                   117,200           119,000
    Other current assets                                             165,624           321,971
        Total current assets                                       4,103,541         5,380,787

Property, fixtures, and equipment:
    Land                                                             316,796           316,796
    Building                                                       1,312,016         1,311,104
    Fixtures and equipment                                         2,998,885         3,025,500
                                                                   4,627,697         4,653,400
    Less accumulated depreciation                                  2,410,190         1,970,580
        Net property, fixtures, and equipment                      2,217,507         2,682,820

Deferred income taxes (note 4)                                        65,800            64,000
Purchased computer software technology, net of amortization          144,447           384,098
Other intangible assets, net of amortization                         182,265           411,439
Other assets                                                          58,959            47,220
        Total assets                                              $6,772,519         8,970,364


Liabilities and Stockholders' Equity                                 1997              1996
Current liabilities:
    Current portion of long-term debt (note 2)                    $   43,953            41,133
    Trade accounts payable                                           316,845           526,030
    Accrued payroll and benefits                                     317,852           329,091
    Other accrued payables                                           164,894           217,625
    Deferred revenue                                                 100,691           526,792
        Total current liabilities                                    944,235         1,640,671

Long-term debt, net of current (note 2)                              834,253           878,292
        Total liabilities                                          1,778,488         2,518,963



Stockholders' equity (note 3):
    Common stock, $.10 par value.  Authorized
        2,000,000 shares; issued and outstanding
        1,095,900 in 1997 and 1,123,426 in 1996                      109,590           112,343
    Additional paid-in capital                                     5,893,710         6,038,758
    (Accumulated deficit) retained earnings                       (1,009,269)          300,300
        Total stockholders' equity                                 4,994,031         6,451,401
        Total liabilities and stockholders' equity                $6,772,519         8,970,364







See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1997, 1996, and 1995

                                                           1997              1996              1995
Net revenues                                            $7,056,072        10,437,520        12,919,124
Cost of revenues                                         1,212,496         1,722,261         2,015,269
        Gross profit                                     5,843,576         8,715,259        10,903,855

Sales and marketing                                      3,464,570         4,112,293         5,026,791
General and administrative                               2,304,048         3,782,374         3,755,702
Research and development                                 1,429,126         2,000,472         2,497,595
Write-off of intangible assets and
    restructuring expenses (note 1)                              -           800,746                 -
        Operating expenses                               7,197,744        10,695,885        11,280,088
        Operating loss                                  (1,354,168)       (1,980,626)         (376,233)

Other income (expense):
    Interest income                                        128,071           175,968           112,185
    Gain on sale of joint venture                                -           504,926                 -
    Loss from joint ventures                                     -           (21,349)         (325,504)
    Interest expense                                       (83,472)          (87,486)          (92,766)
        Loss before income taxes                        (1,309,569)       (1,408,567)         (682,318)

Income tax benefit (note 4)                                      -           (10,000)         (239,759)
        Net loss                                       $(1,309,569)       (1,398,567)         (442,559)

Loss per common share, primary and fully diluted            $(1.19)            (1.22)             (.39)

Weighted average number of common and
    common equivalent shares outstanding (note 3)        1,104,736         1,148,505         1,149,156







See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY


CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1997, 1996, and 1995

                                                                                   Retained
                                                                                   Earnings
                                                Common         Additional        (Accumulated
                                                Stock        Paid-in Capital       Deficit)          Total

Balances at September 30, 1994                 $114,790         6,031,801         2,141,426         8,288,017
Net loss                                              -                 -          (442,559)         (442,559)
Balances at September 30, 1995                  114,790         6,031,801         1,698,867         7,845,458


Common stock issued upon
    exercise of stock options                        53             6,957                 -             7,010
Common stock repurchased from
    officer (note 3)                             (2,500)                -                 -            (2,500)
Net loss                                              -                 -        (1,398,567)       (1,398,567)
Balances at September 30, 1996                  112,343         6,038,758           300,300         6,451,401


Common stock issued to employees                    198            14,033                 -            14,231
Common stock recovered in lawsuit                (5,000)         (159,063)                -          (164,063)
Cash paid for common stock in lieu of
    issuing fractional shares                        (1)              (18)                -               (19)
Common stock issued to officer (note 3)           2,050                 -                 -             2,050
Net loss                                              -                 -        (1,309,569)       (1,309,569)
Balances at September 30, 1997                 $109,590         5,893,710        (1,009,269)        4,994,031






See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1997, 1996, and 1995

                                                                   1997              1996              1995
Cash flows from operating activities:
    Net loss                                                   $(1,309,569)       (1,398,567)         (442,559)
    Adjustments to reconcile net loss to net
        cash (used in) provided by operating activities:
            Depreciation and amortization:
                Property, fixtures, and equipment                  501,673           542,615           522,331
                Purchased software                                 239,651           351,989           397,268
                Other                                               89,120           154,481           175,809
                Write-off of Powercore, Inc., intangible assets          -           509,551                 -
            Write-off of prepaid developer royalties                     -           184,442                 -
            Undistributed loss in joint ventures                         -            21,349           325,504
            Gain on sale of joint venture                                -          (504,926)                -
            Deferred income taxes                                        -           (10,000)          (73,109)
            Decrease in trade accounts receivable                  346,825           914,246           167,899
            Decrease in recoverable income taxes                   184,032           344,199           445,049
            (Increase) decrease in inventories                    (271,514)           21,973            23,305
            Decrease in other assets                               166,034           188,690           221,473
            (Decrease) increase in trade accounts payable         (209,185)           14,035          (179,115)
            Decrease in accrued expenses                           (87,979)         (260,222)          (36,905)
            (Decrease) increase in deferred revenue               (426,101)         (372,502)          574,328
            Other                                                   35,798           (85,156)          (85,931)
                Net cash (used in) provided by
                operating activities                              (741,215)          616,197         2,035,347
Cash flows from investing activities
    Proceeds from sale of equipment                                 13,078            21,222             3,795
    Purchase of property, fixtures, and equipment                  (76,811)         (466,732)         (794,518)
    Purchase of short-term investments                            (482,383)                -                 -
    Maturities of short-term investments                                 -                 -           629,331
    Purchase of other intangible assets                                  -          (400,000)             (828)
    Purchase of other assets                                       (30,000)          (30,000)                -
    Proceeds from sale of joint venture                                  -           250,000                 -
    Distributions from (investment in and advances to)
        joint ventures, net                                              -            97,415          (845,000)
    Proceeds from note receivable                                  934,000           467,000                 -
                Net cash provided by (used in)
                investing activities                               357,884           (61,095)       (1,007,220)


                                                                   1997              1996              1995
Cash flows from financing activities:
    Proceeds from stock options exercised                                -             7,010                 -
    Proceeds from issuance of common stock                          16,281                 -                 -
    Payment for repurchase of common stock                               -            (2,500)                -
    Payments on long-term debt                                     (41,219)          (31,648)          (36,547)
                Net cash used in financing activities              (24,938)          (27,138)          (36,547)

                Net (decrease) increase in cash
                and cash equivalents                              (408,269)          527,964           991,580
Cash and cash equivalents at beginning of year                   1,862,703         1,334,739           343,159
Cash and cash equivalents at end of year                        $1,454,434         1,862,703         1,334,739



Supplemental disclosures of cash flow information:
    Cash paid during the year for:
        Interest                                                   $82,615            81,868           100,330
        Income taxes                                                 1,554             4,976           360,947



Supplemental schedule of non-cash investing and
financing activities:
    Recovery of common stock in settlement of lawsuit             $164,063                 -                 -
    Conversion of an advance to a joint venture to
        a note receivable                                                -         1,401,000                 -
    Repurchase of common stock from officer in
        exchange for cancellation of note receivable
        (note 3)                                                         -           419,375                 -
    Issuance of common stock to officer in exchange
        for note receivable (note 3)                                49,969                 -                 -




See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CE Software Holdings, Inc., and Subsidiaries
September 30, 1997, 1996, and 1995


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of CE Software Holdings, Inc., and its wholly owned subsidiaries, CE Software, Inc., and CE Distributing, Inc. (the Company). CE Software Holdings, Inc., exists primarily as the stock holding company. CE Distributing, Inc., has been inactive since its note receivable was repaid in March 1997. All remaining operations are accounted for by CE Software, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

OPERATIONS
The Company manufactures and sells computer system enhancing and network productivity software for Apple Macintosh and IBM PC and compatible personal computers.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
For purposes of the consolidated statements of cash flows, the Company considers money market funds and repurchase agreements with a maturity of three months or less at date of purchase to be the equivalent of cash. At September 30, 1997 and 1996, cash equivalents totaled $1,454,215 and $1,862,703, respectively. Short-term investments consist of a U.S. Treasury bill and a federal agency guaranteed mortgage-backed security that both mature in fiscal 1998. Cash equivalents and the Company's short-term investments are classified as "held-to-maturity" under the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are stated at amortized cost, which approximates fair value.

INVENTORIES
Inventories are composed primarily of software translation costs, product materials, and capitalized production costs. Product materials, such as instruction manuals, diskettes, and packaging boxes, are stated at the lower of cost or market with cost determined using the first-in, first-out method. Translation costs are amortized over the estimated period between upgrades of the associated international versions of the products. No amortization period has exceeded 18 months during the three-year period ended September 30, 1997.

PROPERTY, FIXTURES, AND EQUIPMENT
Property, fixtures, and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows: 31 1/2 years for building and five to seven years for fixtures and equipment.

PURCHASED COMPUTER SOFTWARE TECHNOLOGY
Purchased computer software technology is amortized over a period of three to five years based on the expected life of the related products. Amortization of the cost is included in cost of revenues and was $239,651, $351,989, and $397,268 for the years ended September 30, 1997, 1996, and 1995, respectively. Accumulated amortization at September 30, 1997 and 1996, was $255,553 and $562,702, respectively. The cost of internally developed software is expensed as research and development, as incurred.

In October 1995, the Company purchased computer software technology from Common Knowledge, Inc., for cash of $400,000, and a two percent royalty fee on revenues generated from the acquired technology over the next three years.

OTHER INTANGIBLE ASSETS
Amortization expense, excluding the write-offs discussed below, was $89,120, $154,481, and $175,809 for the years ended September 30, 1997, 1996, and 1995, respectively. Accumulated amortization at September 30, 1997 and 1996, was $441,558 and $212,384, respectively. The Company assesses the recoverability of intangible assets through analysis of undiscounted cash flows. Based on this analysis, an additional expense of $140,054 was taken against the customer list in fiscal 1997 and an additional expense of $362,059 and $147,492 was taken against goodwill and a trade name, respectively, in fiscal 1996. All three of these assets are related to the acquisition of Powercore, Inc., and all but the customer list are fully amortized as of September 30, 1997. In fiscal 1997 this additional amortization expense was netted against the gain realized on settlement of the Powercore lawsuit. The combined effect had no impact on the results of operations. In fiscal 1996 this additional amortization expense was included in the statement of operations within the $800,746 write-off of intangible assets and restructuring expenses. The balance of other intangibles as of September 30, 1997, consists of the following:

                                          Accumulated
                              Cost        amortization          Net
Customer list               $540,100        403,684           136,416
Other                         83,723         37,874            45,849
                            $623,823        441,558           182,265

The customer list is being amortized over seven years, however the write-down referred to above accelerated this amortization period by approximately
22 months.

CLASS B COMMON AND PREFERRED STOCK
The Company has authorized 3,000,000 shares of $.01 par value Class B common stock and 2,000,000 shares of $.01 par value preferred stock. No shares of either class of stock have been issued as of September 30, 1997.

STOCK OPTION PLANS
Prior to October 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In accordance with APB 25, compensation expense was recorded only on the date of grant if the current market price of the underlying stock exceeded the exercise price. On October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation, "which (a) permits entities to estimate the fair value of all stock-based awards on the date of grant and expense this value over the vesting period, or (b) alternatively, allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in years ending after December 15, 1995, and future years as if the fair-value-based method has been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123 (See note 3).

REVENUE RECOGNITION
Revenue from software licenses is recognized upon shipment of the product, net of an allowance for estimated product returns. The Company provides an allowance for product returns based upon historical experience and anticipated returns from its major distributors. The allowance for estimated product returns at September 30, 1997 and 1996, was $35,800 and $31,100, respectively, and is netted against trade accounts receivable in the consolidated balance sheets.

Revenues associated with obligations to provide customers with future product enhancements are deferred and recognized either pro rata over the term of the respective agreements or, in the case of revenues associated with specific upgrades, upon shipment of the upgraded products.

Post-contract customer support (PCS) is provided with other software licenses, but is not available separate from the license fee. Revenue equal to the estimated costs of providing the PCS is deferred and recognized over the estimated performance period. Other accrued payables at September 30, 1997 and 1996, include $100,003 and $153,028, respectively, of such deferrals.

ADVERTISING AND MARKETING
Advertising costs are expensed in the period the advertising takes place. For the years ended September 30, 1997, 1996, and 1995, advertising and marketing costs were $1,801,120, $2,127,770, and $2,683,401, respectively.

INVESTMENT IN JOINT VENTURES
CE Distributing, Inc., had a 50% interest in a joint venture, 4-Sight L.C. The investment was accounted for under the equity method of accounting. Earnings (losses) of $53,651 and $(325,504) for the years ended September 30, 1996, and 1995, respectively, are classified under other income (expense) in the consolidated statements of operations. Effective July 1, 1996, CE Distributing, Inc., sold its interest in 4-Sight, L.C., for cash of $250,000. As of the closing date, August 31, 1996, the joint venture had a payable to CE Distributing, Inc., in the amount of $1,401,000 that accrued interest at the prime rate. This payable was assumed by the buyer, and converted to an installment note that accrued interest at 11%. This note was paid in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CE Software Holdings, Inc. and Subsidiaries
September 30, 1997, 1996, and 1995                                   (continued)


full on March 31, 1997. Interest earned on the advances and the note in fiscal 1997, 1996, and 1995, was $39,749, $115,495, and $90,241, respectively.

The Company continued to provide certain accounting, shipping, and administrative services to the joint venture under a separate service agreement which expired September 30, 1997.

In fiscal 1996, CE Software, Inc., acquired a 49% ownership interest in a start-up joint venture, Net Target, Inc., which changed its name to Relevance Technologies, Inc. The acquisition cost $75,000 in cash plus certain technology rights. The joint venture subsequently obtained additional capital, decreasing CE Software's ownership to approximately 33%. The investment is accounted for under the equity method of accounting. The Company's basis of the investment as of September 30, 1997 and 1996, was zero and an equity loss of the full investment amount of $75,000 is classified under other income (expense) in the consolidated statements of operations for the year ended September 30, 1996. This investment has no effect on the Company's results of operations for the year ended September 30, 1997, and will not effect future results until such time as the joint venture generates a profit or the Company makes an additional capital investment. No such investment is contemplated at this time.

INCOME TAXES
The Company files a consolidated federal income tax return. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for it financials instruments. Fair value estimates, methods, and assumptions are set forth below:

Cash and cash equivalents, short-term investments, trade accounts receivable, note receivable, trade accounts payable, and accrued expenses - The carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

Long-term debt - The carrying amount approximates the estimated fair value since the debt bears interest at a variable interest rate.

Limitations - Fair value estimates are made as of a specific point in time, based upon the relevant market information about the financial instruments. Because no market exists for a majority of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgments and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

LOSS PER COMMON SHARE
Loss per common share is computed by dividing the net loss by the weighted average number of common and common equivalent shares outstanding during the year for both primary and fully diluted computations. The weighted average shares outstanding used for computing primary and fully diluted loss per common share for each of the years ended September 30, 1997, 1996, and 1995, are as follows:

                                                              1997              1996              1995
Primary:
    Weighted average shares
      outstanding during year                              1,104,736         1,148,216         1,147,903
    Additional shares due to stock options                         -               289             1,253
    Shares used to compute primary per share data          1,104,736         1,148,505         1,149,156

Fully diluted:
    Weighted average shares
      outstanding during year                              1,104,736         1,148,216         1,147,903
    Additional shares due to stock options                         -               603             1,631
    Shares used to compute fully diluted per share data    1,104,736         1,148,819         1,149,534


EFFECT OF NEW FINANCIAL ACCOUNTING STANDARDS
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128, which is effective for fiscal years beginning after December 15, 1997, establishes new standards for computing earnings per share. The effect of implementing SFAS 128 is expected to be immaterial to the Company's financial position and results of operations.


(2)  LONG-TERM DEBT AND LINE OF CREDIT
On May 6, 1994, CE Software, Inc., received $1,000,000 under a bank loan agreement. The interest rate on the loan is adjustable on each five-year anniversary and bears a rate of 2.75% over the five-year U.S. Treasury note rate. As of September 30, 1997, the rate was 9.18% per annum. The loan is secured by a mortgage on the real estate, a security interest in all business assets owned, and is guaranteed by CE Software Holdings, Inc. Terms provide for monthly principal and interest payments of $10,320 on a 15-year amortization schedule. Maturities during the next five fiscal years are as follows: 1998, $43,953; 1999, $48,223; 2000, $52,704; 2001, $58,029; and 2002, $63,666.
The bank loan agreement also provides a $2,000,000 credit line which expires April 30, 1998. There was no outstanding balance on this line as of September 30, 1997 and 1996. Under the bank loan agreement, the Company is required to satisfy certain financial covenants and is restricted from certain transactions (such as issuing dividends) without prior written consent of the bank.


(3)  COMMON STOCK
REVERSE STOCK SPLIT
On June 30, 1997, the Company executed a one for five, reverse stock split, the effect of which was the conversion of 5,377,028 shares of par $.02 common stock into 1,075,400 shares of par $.10 common stock. Shareholders owning fractional shares, as a result of the reverse split, were paid cash in lieu of issuing any fractional shares. All common share, stock option, and per share amounts have been retroactively restated to give effect to the reverse stock split.

STOCK OPTION PLANS
The Company has three stock option plans: the 1990 Plan, the 1992 Plan and the Non-employee Directors Stock Option Plan. The 1990 Plan granted options to certain employees to purchase shares of common stock. Total shares of common stock that may be subject to options under the 1990 Plan are 80,000 shares.
The 1992 Plan is available to all employees and options are granted at the discretion of the stock option committee of the board of directors. Total shares of common stock that may be subject to options under the 1992 Plan are 100,000 shares. The Non-employee Directors Stock Option Plan is available to directors who are not also employees of the Company. Total shares of common stock that may be subject to options under the Non-employee Directors Stock Option Plan are 20,000 shares. Under all plans, the purchase price per share under any option granted cannot be less than the market value at the date of the grant. Options granted under the plans shall expire 10 years from the date such option is granted. One-third of the options are exercisable one year after the grant date with the remaining two-thirds exercisable pro rata during the succeeding 24 months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CE Software Holdings, Inc. and Subsidiaries
September 30, 1997, 1996, and 1995                                   (continued)


The Company applies APB 25 in accounting for its stock option plans and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net loss and net loss per share would have been as indicated below:

                                        1997                 1996
Net loss - as reported              $(1,309,569)         $(1,398,567)
Net loss - pro forma                $(1,342,227)         $(1,399,258)

Loss per share - as reported             $(1.19)              $(1.22)
Loss per share - pro forma               $(1.21)              $(1.22)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions used for grants during fiscal 1997 and 1996: risk-free interest rates of 6.2% and 6.0%, respectively; dividend yield of 0.0% in both years; expected volatility of 63% in both years; and expected lives of four years in both years. The fair values of the option grants in 1997 and 1996 were $1.29 and $0.87 per share, respectively. The effects of applying SFAS 123 may not be representative of the effects on reported net income for future years.

At September 30, 1997, total options outstanding were 159,822, of which 8,910 were exercisable, at exercise prices ranging from $2.44 to $46.25 and a weighted-average remaining contractual life of 9.3 years. The number of options and the weighted-average exercise price of options outstanding, granted, exercised, and cancelled during the three years ended
September 30, 1997, are as follows:


Number of options:                             1997          1996           1995
Outstanding at beginning of year              79,752       147,720        138,196
Granted                                      181,367        36,376         18,700
                                             261,119       184,096        156,896
Exercised                                          -           522              -
Cancelled                                    101,297       103,822          9,176
Outstanding at end of year                   159,822        79,752        147,720



Weighted-average exercise price of options:    1997          1996           1995
Outstanding at beginning of year               16.33         21.86          22.70
Granted                                         4.89         13.57          13.69
Exercised                                          -         13.42              -
Cancelled                                      13.15         23.25          17.75
Outstanding at end of year                      5.37         16.33          21.86


The options outstanding as of September 30, 1997, have the following attributes:


Option statistics                                Under        $5.00          $10.00         $20.00
by price ranges:                                 $5.00       to $9.99       to $19.99       & over
Options outstanding                              26,000       125,187         7,975           660
Weighted-average price                            $2.51         $5.08        $16.34        $40.35
Weighted-average remaining life                 9.8 yrs       9.4 yrs       5.6 yrs       5.2 yrs
Number exercisable                                    -           931         7,319           660
Weighted-average price of exercisable options         -         $6.25        $16.41        $40.35


NOTE RECEIVABLE FROM OFFICER
Under an employment agreement and related stock purchase agreement entered into in fiscal 1997, the Company has a $49,969 note receivable from the president of CE Software, Inc., for 20,500 shares of common stock. Cash was paid for the par value of the shares purchased. The note receivable equals the increase in additional paid-in capital and, for presentation purposes, the note receivable and the increase in additional paid-in capital are combined and net to zero. Additional paid-in capital will increase as the note is paid down. The note is interest-bearing with interest payments due quarterly. The principal amount is due and payable on demand, but no later than the earlier of 10 years or one year following the termination of employment. Under the employment agreement, 60% of any cash dividends or other cash distributions paid on the common stock will be applied to the note receivable balance. The shares of common stock are being held by the Company as collateral security for the payment in full of the note.

The Company had a similar agreement with the former president of CE Software, Inc. In this agreement the Company had a $419,375 non-interest-bearing note receivable, in exchange for 25,000 shares of common stock. Cash was paid for the par value of the shares when purchased, and the shares were held by the Company as collateral security for the note. For presentation purposes in 1995, the note receivable and the increase in additional paid-in capital were combined and net to zero. Under the former president's separation agreement, dated September 30, 1996, the 25,000 shares were repurchased and cancelled through the payment of $2,500 for the par value and cancellation of the note receivable.


(4)  INCOME TAX BENEFIT
Income tax benefit for the years ended September 30, 1997, 1996, and 1995, consisted of the following:

                                  1997             1996             1995
Current                           $  -                 -         (166,650)
Deferred                             -           (10,000)         (73,109)
                                  $  -           (10,000)        (239,759)

Current income tax benefit for 1997, 1996, and 1995, includes $0, $800, and $(9,759), of state income tax expense (benefit), respectively.

The income tax benefit for 1997, 1996, and 1995, differs from the "expected" tax benefit computed by applying the United States federal income tax rate of 34% to the loss before income taxes, as follows:

                                                           1997             1996               1995
Computed "expected" tax benefit                        $(445,253)         (478,912)         (231,988)
(Increase) decrease in "expected"
  tax benefit resulting from:
    State income tax, net of federal income tax effect         -                 -            (6,400)
    Operating loss carryforward not recognized           441,229           459,422                 -
    Other, net                                             4,024             9,490            (1,371)
                                                       $       -           (10,000)         (239,759)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at September 30, 1997 and 1996, are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CE Software Holdings, Inc. and Subsidiaries
September 30, 1997, 1996, and 1995                                   (continued)


                                                                      1997              1996
Deferred tax assets:
  Allowance for product returns                                    $ 12,200            10,600
  Allowance for doubtful accounts                                    19,000            16,000
  Accrued expenses                                                   80,500            89,000
  Equity investments                                                 25,500                 -
  Intangible assets                                                 490,700           384,000
  Net operating loss carryforwards (expiring in 2011 and 2012)      303,200           194,000
  Other                                                               5,500             3,400
    Gross deferred tax assets                                       936,600           697,000
  Valuation allowance                                              (651,400)         (387,000)
                                                                    285,200           310,000

Deferred tax liabilities-
  Accelerated depreciation for tax purposes                        (102,200)         (127,000)
    Net deferred tax assets                                        $183,000           183,000


The net deferred tax assets at September 30, 1997, were composed of net current deferred tax assets of $117,200 and net non-current deferred tax assets of $65,800. The increase in the total valuation allowance for the years ended September 30, 1997, 1996, and 1995, was $264,400, $387,000, and $0,
respectively.

The Company has previously been profitable. In addition, during the year ended September 30, 1997, the Company streamlined and refocused its operations which significantly reduced its losses over the last two quarters of fiscal 1997. Accordingly, management believes it is more likely than not that results of future operations will generate sufficient taxable income to realize the net deferred tax asset recorded at September 30, 1997.


(5)  401(k) PROFIT-SHARING PLAN
The Company has a 401(k) profit-sharing plan covering substantially all of its employees. The profit-sharing component of the plan is funded by employer contributions at the discretion of the board of directors. There was no profit-sharing contribution for the years ended September 30, 1997, 1996, or 1995.

The plan includes a 401(k) component that allows qualified employees to contribute between 1% and 12% of their compensation. The Company, at the discretion of the board of directors, can make matching contributions to the accounts of qualified employees who have met the one year of service requirement. Net employer contributions for the years ended September 30, 1997, 1996, and 1995, were $56,979, $79,188, and $71,524, respectively.


(6)  MAJOR CUSTOMERS AND EXPORT SALES
The Company's revenues (which are primarily from software sales for personal computers) are primarily related to its messaging product group, which represented 79%, 76%, and 69% of total revenues for the years ended September 30, 1997, 1996, and 1995, respectively.

The Company's major customers are distributors. Of its domestic revenues, sales to one distributor customer in 1997, 1996, and 1995, were approximately $958,000, $2,024,000, and $2,418,000, respectively. Accounts receivable from this distributor customer at September 30, 1997 and 1996, were approximately $378,000 and $667,000, respectively.

Virtually all export sales are to distributors. Export sales were approximately $2,095,000, $2,606,000, and $3,146,000 for the years ended September 30, 1997,
1996, and 1995, respectively. Sales to the Company's top four export distributor customers represented approximately $585,000, $307,000, $256,000, and $223,000 or 8%, 4%, 4%, and 3% of net revenues in fiscal 1997. Sales to two export distributor customers represented approximately $926,000 or 9% of net revenues in fiscal 1996. Percentage components of export sales by geographic area for 1997, 1996, and 1995, respectively, were Europe (63, 64, and 44 percent); Japan (28, 27, and 49 percent); Australia (8, 8, and 6 percent); and all others (1, 1, and 1 percent).

MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS


As of November 30, 1997, there were 333 stockholders of record. The Company believes that it has approximately 2,400 beneficial stockholders. The Company has never paid cash dividends on its stock and anticipates it will continue to retain earnings for use in the growth and operation of its business. Under the Company's loan agreement, the bank requires prior approval before any dividends can be paid.

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: CESH. The following table sets forth the range of high and low sales prices per share of common stock (as adjusted for the June 30, 1997, reverse stock split described in note 3 to the consolidated financial statements) for the last two fiscal years as provided by Nasdaq.

Quarter ended:                                  Common stock
                                            Low              High

September 30, 1997                       $ 1.719           $ 3.625
June 30, 1997                              2.188             5.625
March 31, 1997                             2.813             6.875
December 31, 1996                          4.219             8.438
September 30, 1996                         4.922            10.000
June 30, 1996                              8.750            14.375
March 31, 1996                            10.625            16.875
December 31, 1995                          6.875            19.688

OFFICERS AND DIRECTORS


CE SOFTWARE HOLDINGS, INC.           CE SOFTWARE, INC., AND
                                     CE DISTRIBUTING, INC.


|---------|                           |---------|
|         |                           |         |
|  PHOTO  |  Richard A. Skeie         |  PHOTO  |  Christian F. Gurney
|   IN    |  President                |   IN    |  President,
|   BOX   |  and Director             |   BOX   |  Chief Executive Officer,
|         |                           |         |  and Director
|---------|                           |---------|


|---------|                           |---------|
|         |                           |         |
|  PHOTO  |  John S. Kirk             |  PHOTO  |  Daniel E. McCann
|   IN    |  Secretary, Treasurer,    |   IN    |  Secretary, Treasurer, and
|   BOX   |  and Director             |   BOX   |  Chief Financial Officer
|         |                           |         |
|---------|                           |---------|

|---------|                           |---------|
|         |                           |         |
|  PHOTO  |  Christian F. Gurney      |  PHOTO  |  Richard A. Skeie
|   IN    |  Vice President           |   IN    |  Director
|   BOX   |  and Director             |   BOX   |
|         |                           |         |
|---------|                           |---------|

|---------|                           |---------|
|         |                           |         |
|  PHOTO  |  Daniel E. McCann         |  PHOTO  |  John S. Kirk
|   IN    |  Chief Financial Office   |   IN    |  Director
|   BOX   |                           |   BOX   |
|         |                           |         |
|---------|                           |---------|

|---------|                           |---------|
|         |                           |         |
|  PHOTO  |  Sheldon T. Fleck         |  PHOTO  |  Sheldon T. Fleck
|   IN    |  Director;                |   IN    |  Director
|   BOX   |  Private Investor         |   BOX   |
|         |  Minneapolis, MN          |         |
|---------|                           |---------|

|---------|                           |---------|
|         |                           |         |
|  PHOTO  |  David J. Lundquist       |  PHOTO  |  David J. Lundquist
|   IN    |  Director;                |   IN    |  Director
|   BOX   |  Managing Partner         |   BOX   |
|         |  Lundquist, Schiltz and   |         |
|---------|  Associates               |---------|
             Des Moines, IA

STOCKHOLDER INFORMATION


COMPANY PROFILE

CE Software Holdings, Inc., and subsidiaries, headquartered in West Des Moines, Iowa, design, develop, publish, market, and support a product line of commercial software for personal computers to enhance office communications, connectivity, and productivity of business and home users.

CORPORATE INFORMATION AND
INVESTOR INFORMATION
Please visit the Company's Web site at:

         http://www.cesoft.com

or direct inquiries to:

         Investor Relations
         CE Software Holdings, Inc.
         P.O. Box  65580
         West Des Moines, IA 50265
         (515) 221-1801

STOCK TRADING
CE Software Holdings, Inc.'s common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: CESH.

SEC FORM 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1997, is available free of charge on the Securities and Exchange Commission's Web site at:

         http://www.sec.gov/cgi-bin/srch-edgar

or by writing to:

         Investor Relations
         CE Software Holdings, Inc.
         P.O. Box 65580
         West Des Moines, IA 50265

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
Stock Transfer
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075
(612) 450-4064

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
2500 Ruan Center
Des  Moines, IA 50309

LEGAL COUNSEL
Davis, Brown, Koehn, Shors, & Roberts, P.C.
2500 Financial Center
Des Moines, IA 50309

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 1:30 p.m. on Friday, February 27, 1998, at the Des Moines Golf and Country Club, West
Des Moines, Iowa.

---------------------------------------------
|                                           |
|                                           |
|                  PHOTO                    |
|                OF COMPANY                 |
|               HEADQUARTERS                |
|                 IN BOX                    |
|                                           |
|                                           |
|                                           |
|                                           |
---------------------------------------------
CE Software, Inc., headquarters, West Des Moines, IA

CE Software Holdings, Inc. is committed to equal employment opportunity and affirmative action.

(c) Copyright 1997 CE Software Holdings, Inc.  All rights reserved.

QuickMail and TimeVision NS are trademarks and QuicKeys, WebArranger, and Network Scheduler are registered trademarks of CE Software, Inc. All other brand or product names are trademarks or registered trademarks of their respective holders.

Printed in the United States of America

CE SOFTWARE HOLDINGS, INC.
1801 Industrial Circle
P.O. Box 65580
West Des Moines, IA  50265
(515) 221-1801
http://www.cesoft.com